Canada Goose Reports Results for
First Quarter Fiscal Year 2019
First Quarter Fiscal 2019 Highlights (in millions of Canadian dollars):

•	Total revenue increased by 58.5% to $44.7m

•	Net loss was $(18.7)m, or $(0.17) per basic and diluted share

•	Adjusted EBITDA was $(13.5)m, compared to $(13.6)m

•	Adjusted net loss was $(17.1)m, or $(0.16) per basic and diluted share
Adjusted EBITDA, Adjusted net loss and Adjusted net loss per basic and diluted share are non-IFRS financial measures. See “Note Regarding Non-IFRS Financial Measures”.
TORONTO, ON (August 9, 2018) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) today announced financial results for its first quarter ended June 30, 2018. The Company’s Management’s Discussion and Analysis and Unaudited Condensed Consolidated Interim Financial Statements for the three month period ended June 30, 2018 will be filed on SEDAR at www.sedar.com, the EDGAR section of the U.S. Securities and Exchange Commission website at www.sec.gov and posted on the Company’s website at investor.canadagoose.com.
“Our strong start to the year, in our smallest fiscal quarter, is a great leading indicator. Our products and our brand continue to resonate with people around the world, and our direct-to-consumer channel was a standout performer in the quarter. Productivity across our retail store network in this off-peak period was exceptional, reducing the loss impact of our strategic growth investments and giving us a favorable tailwind for the rest of the year,” stated Dani Reiss, President & Chief Executive Officer.
First Quarter Fiscal 2019 Results (in Canadian dollars, compared to First Quarter Fiscal 2018):

•	Total revenue increased by 58.5% to $44.7m from $28.2m.

•
Direct-to-consumer (“DTC”) revenue increased to $23.2m from $8.3m. The increase was primarily due to the strong performance of all existing and new retail stores, with particularly significant contributions from well-established locations. E-commerce also had a positive impact on the quarter.

•	Wholesale revenue increased to $21.5m from $19.9m, driven by higher order volumes from existing retail partners.

•
Gross profit increased to $28.6m, a gross margin of 64.0%, compared to $13.2m, a gross margin of 46.8%. The increase in gross margin was attributable to a greater proportion of DTC revenue and to a lesser degree, wholesale gross margin expansion.

•
DTC gross profit was $17.7m, a gross margin of 76.3%, compared to $6.2m, a gross margin of 74.7%. The increase in gross margin was primarily driven by product mix and partially offset by unfavorable foreign exchange fluctuations.

•
Wholesale gross profit was $10.9m, a gross margin of 50.7%, compared to $7.0m, a gross margin of 35.2%. The increase in gross margin was primarily attributable to a different wholesale mix in the quarter compared to the same quarter last year. Favorable foreign exchange fluctuations between the purchase of raw materials and the sale of product also contributed to lower unit costs, and inventory provision movements were lower in the current period.

•
Operating loss was $(19.9)m, compared to a loss of $(14.8)m. The increase in operating loss was driven by higher unallocated corporate expenses in a seasonally small quarter, partially offset by larger operating income contributions from both channels.

•
Unallocated corporate expenses were $25.9m, compared to $13.4m. The increase was due to SG&A growth investments including marketing, corporate headcount and IT, as well as higher professional fees and other costs relating to public company compliance.

•	Unallocated depreciation and amortization was $3.4m, compared to $2.2m, driven by the retail store opening program.

•
DTC operating income was $6.5m, an operating margin of 28.0%, compared to an operating loss of $(0.3)m. The shift to a positive operating margin was driven by strong retail store productivity, as well as channel gross margin expansion and a lower level of pre-opening costs.

•
Wholesale operating income was $2.9m, an operating margin of 13.5%, compared to $1.1m, an operating margin of 5.5%. The increase in operating margin was driven by an increase in channel gross margin, partially offset by higher channel SG&A as a percentage of sales, due to additions to headcount and costs for sales and operations support.

•	Net loss was $(18.7)m, or $(0.17) per basic and diluted share, compared to a net loss of $(12.1)m, or $(0.11) per basic and diluted share.

•	Adjusted EBITDA(1) was $(13.5)m compared to $(13.6)m.

•	Adjusted net loss(1) was $(17.1)m, or $(0.16) per basic and diluted share, compared to an adjusted net loss of $(13.3)m, or $(0.12) per basic and diluted share.
(1)    See “Note Regarding Non-IFRS Financial Measures”.
Fiscal 2019 Outlook
The Company reiterates the following outlook for fiscal 2019:

•	Annual revenue growth of at least 20%

•	Adjusted EBITDA margin expansion of at least 50 basis points

•	Annual growth in adjusted net income per diluted share of at least 25%
The fiscal 2019 outlook above and key assumptions underlying such outlook were originally provided on June 15, 2018, in the press release announcing the Company’s Results for Fiscal Year 2018 under the heading “Fiscal 2019 and

Long-Term Outlook”. Within the meaning of applicable securities laws, this outlook constitutes forward-looking information. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the Company’s control. See “Cautionary Note Regarding Forward-Looking Statements”.
Conference Call Information
A conference call to discuss first quarter fiscal 2019 results is scheduled for today, August 9, 2018, at 9:00 a.m. Eastern Time. Dani Reiss, President and Chief Executive Officer and Jonathan Sinclair, EVP and Chief Financial Officer, will host the conference call. Those interested in participating in the call are invited to dial (844) 579-6824 or (763) 488-9145 if calling internationally. Please dial in approximately 10 minutes prior to the start of the call and reference Conference ID 8573118 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From Antarctic research facilities and the Canadian High Arctic, to the streets of New York, London, Milan, Paris, and Tokyo, people are proud to wear Canada Goose products. Employing more than 2,900 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.
Non-IFRS Financial Measures
This press release includes references to adjusted net loss, EBITDA, adjusted EBITDA, adjusted EBITDA margin, and adjusted net loss per basic and diluted share.The Company presents these measures because its management uses these as supplemental measures in assessing its operating performance, and believes they are helpful to investors, securities analysts and other interested parties, in evaluating the Company’s performance. The measures referenced above are not measurements of financial performance under IFRS and they should not be considered as alternatives to measures of performance derived in accordance with IFRS. In addition, these measures should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items. These measures have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing the Company’s results as reported under IFRS. The Company’s definitions and calculations of these measures are not necessarily comparable to other similarly titled measures used by other companies. These non-IFRS financial measures are defined and reconciled to the most comparable IFRS measures in the tables at the end of this press release.
A reconciliation of projected adjusted EBITDA and adjusted net income, which are forward-looking measures that are not prepared in accordance with IFRS, to the most directly comparable IFRS financial measures, is not provided because we are unable to provide such reconciliation without unreasonable effort. The inability to provide a quantitative reconciliation is due to the uncertainty and inherent difficulty predicting the occurrence, the financial impact and the periods in which the components of the applicable IFRS measures and non-IFRS adjustments may be recognized. The IFRS measures may include the impact of such items as non-cash share-based compensation, revaluation of the carrying value of our indebtedness, amortization of intangible assets and the tax effect of such items, in addition to other items we have historically excluded from adjusted EBITDA and adjusted net income. We expect to continue to exclude these items in future disclosures of these non-IFRS measures and may also exclude other similar items that may arise in the future (collectively, “non-IFRS adjustments”). The decisions and events that typically lead to the recognition of non-IFRS adjustments are inherently unpredictable as to if or when they may occur. As such, for our fiscal 2019 outlook, we have not included estimates for these items and are unable to address the probable significance of the unavailable information, which could be material to future results.
Cautionary Note Regarding Forward-Looking Statements
The foregoing financial information as at and for the three months ended June 30, 2018 are unaudited and subject to quarter-end and year-end adjustments in connection with the completion of our customary financial closing procedures. Such changes could be material.
This press release includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, our expectations regarding industry trends, our business plan and growth strategies, our expectations regarding seasonal trends, our ability to implement our growth strategies, our ability to keep pace with changing consumer preferences, our ability to maintain the strength of our brand and protect our intellectual property, as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018, and filed with the Securities and Exchange Commission (“SEC”), and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (“Canadian securities regulatory authorities”), as well as the other information we file with the SEC and Canadian securities regulatory authorities.  We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.  You are encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.  Our business is subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	Three months ended June 30
	2018	2017
	$	$
Revenue	44.7	28.2
Cost of sales	16.1	15.0
Gross profit	28.6	13.2
Gross margin	64.0%	46.8%
Selling, general and administrative expenses	45.1	25.8
SG&A expenses as % of revenue	100.9%	91.5%
Depreciation and amortization	3.4	2.2
Operating loss	(19.9)	(14.8)
Operating loss as % revenue	(44.5)%	(52.5)%
Net interest and other finance costs	3.1	3.1
Loss before income taxes	(23.0)	(17.9)
Income tax recovery	(4.3)	(5.8)
Effective tax rate	18.7%	32.4%
Net loss	(18.7)	(12.1)
Other comprehensive (loss) income	(0.3)	0.1
Comprehensive loss	(19.0)	(12.0)
Earnings (loss) per share
Basic and diluted	$(0.17)	$(0.11)
Weighted average number of shares outstanding
Basic	108,660,494	106,500,498
Other data: (1)
Adjusted net loss	(17.1)	(13.3)
Adjusted net loss per basic and diluted share	$(0.16)	$(0.12)
EBITDA	(15.5)	(11.7)
Adjusted EBITDA	(13.5)	(13.6)

(1) , Adjusted net loss,adjusted net loss per basic and diluted share, EBITDA, and adjusted EBITDA are non-IFRS financial measures. See — “Reconciliation of Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
As at June 30, 2018 and 2017 and March 31, 2018
(in millions of Canadian dollars)

	June 30	June 30	March 31
	2018	2017	2018
Assets	$	$	$
Current assets
Cash	14.6	13.1	95.3
Trade receivables	12.4	8.5	11.9
Inventories	239.5	177.0	165.4
Income taxes receivable	8.0	5.6	5.1
Other current assets	32.4	12.4	23.3
Total current assets	306.9	216.6	301.0

Deferred income taxes	10.5	10.1	3.0
Property, plant and equipment	64.2	40.4	60.2
Intangible assets	140.1	131.7	136.8
Other long-term assets	4.5	—	2.1
Goodwill	45.3	45.3	45.3
Total assets	571.5	444.1	548.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	90.0	47.4	109.6
Provisions	4.3	4.7	6.3
Income taxes payable	0.3	—	17.7
Total current liabilities	94.6	52.1	133.6

Provisions	10.5	9.4	10.8
Deferred income taxes	12.5	11.2	13.3
Revolving facility	76.9	97.3	—
Term loan	140.4	136.6	137.1
Other long-term liabilities	10.8	3.1	10.0
Total liabilities	345.7	309.7	304.8

Shareholders' equity	225.8	134.4	243.6
Total liabilities and shareholders' equity	571.5	444.1	548.4

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
For the three months ended June 30
(in millions of Canadian dollars)

	2018	2017
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(18.7)	(12.1)
Items not affecting cash
Depreciation and amortization	4.4	3.1
Income tax recovery	(4.3)	(5.8)
Interest expense	3.0	3.0
Unrealized foreign exchange gain	(1.2)	(3.3)
Share-based compensation	0.4	0.2
	(16.4)	(14.9)
Changes in non-cash operating items	(111.6)	(61.3)
Income taxes paid	(24.3)	(1.3)
Interest paid	(2.2)	(2.5)
Net cash used in operating activities	(154.5)	(80.0)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(2.1)	(5.6)
Investment in intangible assets	(2.8)	(1.3)
Business combination	—	(0.3)
Net cash used in investing activities	(4.9)	(7.2)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving facility	78.5	90.5
Exercise of stock options	0.8	0.1
Net cash from financing activities	79.3	90.6
Effects of foreign currency exchange rate changes on cash	(0.6)	—
(Decrease) increase in cash	(80.7)	3.4
Cash, beginning of period	95.3	9.7
Cash, end of period	14.6	13.1

Reconciliation of Non-IFRS Measures
The tables below reconcile net income to EBITDA, adjusted EBITDA, and adjusted net loss for the periods presented:

CAD $ millions (unaudited)	Three months ended June 30
	2018	2017
Net loss	(18.7)	(12.1)
Add (deduct) the impact of:
Income tax recovery	(4.3)	(5.8)
Net interest and other finance costs	3.1	3.1
Depreciation and amortization	4.4	3.1
EBITDA	(15.5)	(11.7)
Add (deduct) the impact of:
Transaction costs (a)	1.2	1.3
Unrealized foreign exchange loss (gain) on Term Loan Facility (b)	0.4	(3.8)
Share-based compensation (c)	0.2	0.1
Pre-store-opening costs (d)	0.2	0.5
Adjusted EBITDA	(13.5)	(13.6)

CAD $ millions (unaudited)	Three months ended June 30
	2018	2017
Net loss	(18.7)	(12.1)
Add (deduct) the impact of:
Transaction costs (a)	1.2	1.3
Unrealized foreign exchange loss (gain) on Term Loan Facility (b)	0.4	(3.8)
Share-based compensation (c)	0.2	0.1
Pre-store-opening costs (d)	0.2	0.5
Amortization on intangible assets acquired by Bain Capital (e)	—	0.5
Total adjustments	2.0	(1.4)
Tax effect of adjustments	(0.4)	0.2
Adjusted net loss	(17.1)	(13.3)

(a)
In connection with the Secondary Offerings in June 2018 and July 2017, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are reflected in the table above, and do not reflect expected future operating expenses after completion of these activities.

(b)
Represents non-cash unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(c)	Represents non-cash share-based compensation expense on stock options issued prior to the IPO under our pre-IPO option plan.

(d)	Represents non-cash lease amortization charges during pre-opening periods for new store leases.

(e)
In connection with Bain Capital’s purchase of a 70% equity interest in our business on December 9, 2013, we recognized an intangible asset for customer lists in the amount of $8.7 million, which had a useful life of four years and was fully amortized in the third quarter of fiscal 2018.

Contacts
Investors:
IR@canadagoose.com
Media:
media@canadagoose.com